EXHIBIT 77.H.

ING CLARION REAL ESTATE INCOME FUND (IIA)

On October 1, 2009, IIA merged with ING Clarion Global Real Estate Income Fund (IGR) pursuant to the terms set forth in the Agreement and Plan of Reorganization (Reorganization) between
IIA and IGR.   IGR acquired substantially all of the assets and
liabilities of IIA in a tax free transaction for common shares
of IGR.   The primary reason for the Reorganization was to
combine a smaller fund into a larger fund.   As a result of
the Reorganization, the common shareholders of IIA and IGR experienced a reduced annual operating expense ratio, while the combined fund continued the same distribution policy, in terms of amount and frequency of payment. In addition, the Reorganization provided IIA shareholders with enhanced diversification, by providing access to a broader global universe of real estate equity securities. The Reorganization was approved by IIAs Board of Trustees at a special meeting held on February 5, 2009, and was thereafter submitted for the approval of IIA shareholders. IIA shareholders approved the Reorganization at a special shareholder meeting held on September 14, 2009.